Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Mako Mining Corp. of our report dated March 31, 2026, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to reference to us under the heading "Interests of Experts" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 29, 2026

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400,

Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

("PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.)